[COOLEY GODWARD LLP LETTERHEAD]

December 17, 2001

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Inhale Therapeutic Systems, Inc. Withdrawal of Form S-3 Registration Statement filed on March 15, 2000 (File No. 333-32576)

Ladies and Gentlemen:

Inhale Therapeutic Systems, Inc. (the "Registrant") hereby formally requests pursuant to Rule 477 of the Securities Act of 1933, as amended, that the Registrant's Registration Statement on Form S-3 (File No. 333-32576) (the "Registration Statement"), as filed with the Commission on March 15, 2000, together with all exhibits, amendments and supplements thereto, be withdrawn in its entirety.

This request is made based upon the following grounds:

Pursuant to the terms of a registration rights agreement (the "Agreement") entered into between the Registrant and Alliance Pharmaceuticals Corp. ("Alliance") in connection with the sale of certain of Alliance's assets to Inhale, the parties thereto agreed that the Registration Statement would remain in effect until the earlier of (i) November 4, 2000 or (ii) the date on which all Registrable Securities (as defined in the Agreement) covered by the Registration Statement have been sold.

Please be advised that pursuant to Rule 478, the undersigned has full power and authority to make this request on behalf of the Registrant.

Please call the undersigned (650/849-7025) or John M. Geschke (650/843-5757) should you have any questions, comments or concerns with this filing.

Sincerely,

/s/ J. GARRETT VAN OSDELL

J. Garrett Van Osdell, Esq.

cc:	Robert A. Donnally, Inhale Therapeutic Systems, Inc. John M. Geschke, Cooley Godward, LLP